

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 28, 2017

Stephan Wallach
Chief Executive Officer
Youngevity International, Inc.
2400 Boswell Road
Chula Vista, CA 91914

>　**Re: Youngevity International, Inc.**
>　　**Registration Statement on Form S-1**
>　　**Filed December 1, 2017**
>　　**File No. 333-221847**

Dear Mr. Wallach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise your cover page and your Plan of Distribution section to identify TriPoint Global Equities, LLC as an underwriter. Refer to Items 501(b)(8) and 508(a) of Regulation S-K.

2.   Please disclose on your cover page the number of selling agent warrants and underlying common shares that you are registering. Refer to Item 501(b)(2) of Regulation S-K. Please also revise the related disclosure on page 71 to clarify how the number of selling agent warrants can be based on the number of common shares sold in this offering, which appears to be limited to preferred shares.

3.   We refer you to the table on your cover page and specifically to footnote 2 thereto. Please revise the disclosure here to clarify whether and how you are accounting for the 10% merchandise credit in your calculation of offering expenses, and provide similar clarification in your Use of Proceeds disclosure on page 30 and your Plan of Distribution section on page 71. Please also tell us how you have considered the impact of the merchandise credit on your results of operations and financial condition. If the credit could have a material impact on your results of operations or financial condition, please revise your prospectus accordingly. Please refer to Item 303(a) of Regulation S-K.

4.   Your disclosure here and on page 12 indicates that the maximum individual merchandise credit is $1,000, whereas your disclosure on page 75 states that the maximum is $100,000. Please revise to clarify.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        /s/ Lisa M. Kohl for

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products